Mail Stop 4561
									August 26, 2005


Mr. Dean M. Freed
Vice President and General Counsel
Mentor Graphics Corporation
8005 SW Boeckman Road
Wilsonville, Oregon 97070

Re:	Mentor Graphics Corporation
	Form 	8-K Dated July 29, 2005
      Filed    July 29, 2005
	File No. 0-13442

Dear Mr. Freed:
      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.
	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated July 29, 2005

1. Revise your disclosures in the press release to eliminate all references to "pro forma" net income, "pro forma" results, "pro forma" earnings and "pro forma" earnings per share. The information you have presented throughout the press release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e) (ii) (E).

2. We note that you have presented several pro forma statements of operations in the press release for the three and six month periods of fiscal 2004 and 2005. Revise to identify these statements of operations as being non-GAAP as opposed to being labeled as "pro forma." Further, we note that the non-GAAP statement of operations excludes recurring items: amortization of purchased technology, amortization of intangible assets, special charges, merger and acquisition charges and income tax benefits/expense. Your disclosures should demonstrate the usefulness of providing these types of non-GAAP measures in assessing your performance. We note that these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures.
   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sherri Bowen at (202) 551-3223 or Marc Thomas at
(202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at
(202) 551-3730 with any other questions as I supervised the review of your filing.


Sincerely,



      Brad Skinner
      Branch Chief- Accounting